UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42255

Autozi Internet Technology (Global) Ltd.

(Exact name of registrant as specified in its charter)

Room 204, Building A,

Intelligence Park No. 26 Yongtaizhuang North Road,

Haidian District, Beijing, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Entry into a Material Definitive Agreement.

On June 22, 2026, Autozi Internet Technology (Global) Ltd. (the “Company”) entered into a Debt Conversion Agreement (the “Agreement”) with Houqi Zhang, the Chief Executive Officer and Chairman of the Board of Directors of the Company (the “CEO”).

Pursuant to the Agreement, the Company will issue 10,000,000 Class B ordinary shares of the Company, par value $0.0005 per share (the “Shares”), to the CEO in full settlement of an interest free loan in the amount of $7,000,000 (the “Loan”) provided by the CEO to the Company. Upon the issuance of the Shares, the Loan will be deemed cancelled and paid in full.The Shares shall be subject to a three-year lock-up period commencing on the issuance date, during which the CEO shall not directly or indirectly sell, transfer, pledge, hypothecate or otherwise dispose of any of the Shares without the Company’s prior written consent.

The Agreement is filed as Exhibit 10.1 to this report on Form 6-K and is incorporated herein by reference. The above description of the terms of the Agreement is qualified in its entirety by reference to such exhibit.

Exhibits Index

Exhibit No.	Description

10.1	Debt Conversion Agreement, dated June 22, 2026, by and between the Company and the CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2026

Autozi Internet Technology (Global) Ltd.

By:	/s/ Houqi Zhang
Name:	Houqi Zhang
Title:	CEO and Chairman of the Board